SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Clear Skies Solar, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE$0.001 PER SHARE
(Title of Class of Securities)

184681104
(CUSIP Number)

Clear Skies Solar, Inc.
Attn: Arthur L. Goldberg
200 Old Country Road, Suite 610
Mineola, NY 11501-4241
(516) 282-7652
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ¨.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*  The  remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Ezra J. Green I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 13,116,667
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 13,116,667
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,116,667[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.17%[2]
14	TYPE OF REPORTING PERSON* IN

__________________________

(1) Includes (i) the number of shares of common stock of the Issuer beneficially owned by the Reporting Person upon conversion of all of his 1,200,000 shares of Series B Convertible Preferred stock and (ii) an aggregate of 1,116,667 shares of common stock issuable upon the exercise of option that are vested or exercisable within 60 days.

(2) Represents the percentage ownership based upon 73,349,547 shares of the Issuer’s issued and outstanding common stock on January 19, 2010.

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Clear Skies Solar, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 200 Old Country Road, Suite 610, Mineola, NY 11501-4241.

Item 2. Identity and Background.

This statement is being filed by Ezra Green.  Mr. Green is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

During the past five years, Mr. Green has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 19, 2010, Mr. Green received 1,200,000 shares of the Issuer’s Series B Convertible Preferred Stock as a bonus award.  Each share of Series B Convertible Preferred Stock is immediately convertible into ten shares of the Issuer’s common stock.

As of January 19, 2010, Mr. Green owned an aggregate of 1,116,667 shares of the Issuer’s common stock issuable upon the exercise of options that are vested or exercisable within 60 days.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by Ezra Green have been acquired for investment purposes only.  Except as set forth above, Mr. Green has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  Mr. Green may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

As of January 19, 2010, Ezra Green beneficially owned 13,116,667 shares or 15.17% of the Issuer’s common stock.  Mr. Green has the sole power to vote or dispose of all of his shares.

In the sixty days prior to January 19, 2010, the date of the event requiring the filing of this statement, Mr. Green did not engage in any transactions involving the Issuer’s common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ezra Green and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 21, 2010

/s/ Ezra Green

     Ezra Green